Holdings & Sectors

Holdings

Top 15 Holdings as of June 30, 2015	
Mastercard, Inc.	4.94%
Teva Pharmaceutical Industries, Ltd.	4.62%
Apple, Inc.	4.61%
CF Industries Holdings, Inc.	4.43%
American International Group, Inc.	4.26%
China Mobile Ltd.	3.83%
Baidu, Inc.	3.66%
Mobile TeleSystems OJSC	3.37%
Coach, Inc.	3.18%
Bank of America Corp.	3.13%
Citigroup, Inc.	3.05%
MTN Group, Ltd.	3.01%
Telekomunikasi Indonesia	2.99%
Diageo Plc.	2.93%

Ticker Symbol: MUNDX

DATE: 7/7/2015
NAV: 15.33
DAY CHANGE: -0.05

2014 Dividend & Capital Gains as of 12/26/2014

Dividend: $0.06767
Short-Term Cap Gain: $0.00338
Long-Term Cap Gain: $0.93190

LATEST NEWS

Mundoval Fund Factsheet 2Q15

Quarterly Commentary 2Q15

Ambev S.A.	2.80%

Sectors


Information Technology
21.90%
Financials
15.93%
Telecommunications
13.20%
Consumer Staples
10.22%
Energy
9.19%
Consumer Discretionary
7.21%
Health Care
4.62%
Materials
4.43%
Industrials
3.30%
Cash
10.00%

Fund Sectors as of June 30, 2015	
Information Technology	21.90%
Financials	15.93%
Telecommunication Services	13.20%
Consumer Staples	10.22%
Energy	9.19%
Consumer Discretionary	7.21%
Health Care	4.62%
Materials	4.43%
Industrials	3.30%
Cash	10.00%


PROSPECTUS
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Geographic Diversification

As of June 30, 2015


10.00%
42.35%
47.65%
Domestic
International
Net Cash[1]

**Net Cash represents cash equivalents and other assets less liabilities.*

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



Performance & NAV

Average Annual Total Returns[2]

As of June 30, 2015


Mundoval Fund
MSCI World Index
1.50%
0.31%
-1.29%
1.43%
14.28%
14.27%
11.98%
13.09%
6.77%
6.37%
6.88%
6.98%
QTD
Non-annualized
1 Year
3 Year
5 Year
10 Year
Since
Inception*

Hypothetical Growth of $10,000 since inception[2]


$20,551
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Ticker Symbol: MUNDX

DATE: 7/7/2015
NAV: 15.33
DAY CHANGE: -0.05

2014 Dividend & Capital Gains as of 12/26/2014

Dividend: $0.06767
Short-Term Cap Gain: $0.00338
Long-Term Cap Gain: $0.93190

LATEST NEWS

Mundoval Fund Factsheet 2Q15

Quarterly Commentary 2Q15

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A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $20,550.85 on 6/30/15. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.


PROSPECTUS
Download PDF

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837

